Art 6/16/2003


SECURITI[illegible] SION

03051125

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SEC MAIL
RECEIVED
PROCESSING
JUN 0 2 2003
WASH, D.C.
155
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11922

CM

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Emmett A. Larkin Company, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Bush Street, Suite 1000
(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George A. Montes **415-986-2332**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] **Certified Public Accountant**
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

EMMETT A. LARKIN COMPANY, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Gordon Hing, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Emmett A. Larkin Company, Inc., for the year ended March 31, 2003, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

5/29/03

Date

President

Title

Subscribed and sworn to before me this 29 th day of May 2003

Notary Public



STEVE DORSEY
Commission # 1379671
Notary Public - California
San Francisco County
My Comm. Expires Oct 12, 2006

EMMETT A. LARKIN COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2003

ASSETS

Cash	$ 4,275,389
Cash and short-term investments segregated in compliance with federal and other regulations (Note 2)	33,660,295
Receivable from brokers, dealers, and clearing organizations (Note 3)	3,912,609
Receivable from customers (Note 4)	15,926,116
Trading account securities (Note 2)	488,421
Office facilities - at cost, less accumulated depreciation of $773,792 (Note 2)	112,482
Prepaid expenses and other assets (Notes 5 and 7)	1,623,539
TOTAL	$59,998,851

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to brokers, dealers, and clearing organizations (Note 3)	$ 2,660,232
Payable to customers (Note 4)	46,005,024
Short-term borrowings (Note 6)	2,250,000
Commissions payable	1,309,212
Other accrued expenses and payables	1,260,609
Total liabilities	53,485,077
STOCKHOLDERS' EQUITY:	
Convertible preferred stock, $1 par value: 10,000 shares authorized; none issued	
Common stock, no par value: 175,000 shares authorized; 51,561 shares outstanding	104,091
Retained earnings	6,409,683
Total stockholders' equity	6,513,774
TOTAL	$59,998,851

See notes to financial statements.